Filed by New York Community Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: New York Community Bancorp, Inc.
Commission File Number: 0-22278

             The following is a joint press release, issued by New York Community Bancorp, Inc. and Richmond County Financial Corp. on June 20, 2001:

SHAREHOLDERS APPROVE MERGER OF NEW YORK COMMUNITY BANCORP AND
RICHMOND COUNTY FINANCIAL CORP.

Westbury, N.Y. and Staten Island, N.Y., June 20, 2001 - The merger of Richmond County Financial Corp. (Nasdaq: RCBK) with and into New York Community Bancorp, Inc. (Nasdaq: NYCB) was approved earlier today by shareholders of both companies. Pending receipt of the requisite regulatory approvals, the merger is expected to be completed in the third quarter of 2001.

Commenting on the merger, New York Community Bancorp Chairman, President, and Chief Executive Officer Joseph R. Ficalora noted the many similarities between the two companies and their management teams. “Both of our banks have a record of strong performance and a commitment to enhancing the value of your shares. Our thinking coincides on all the critical issues: asset quality, asset mix, efficiency, sources of funding, capital management strategies, and the opportunities presented by the consolidation of the banking industry.

“Pending regulatory approval, I look forward to announcing the completion of the merger in the upcoming quarter, and to reporting on our progress as we continue our evolution as one of the metro New York region’s pre-eminent community banks. I also look forward to providing the details of a dividend reinvestment program, to be introduced in the third quarter of 2001,” Mr. Ficalora said.

“I share Joe’s views as to the synergies of this deal,” noted Michael F. Manzulli, Chairman and Chief Executive Officer of Richmond County Financial Corp. “Obviously, our shareholders also agree, as we received an overwhelmingly favorable response to the merger at today’s meeting, with better than 98% of the voted shares voting in approval of the transaction. We are prepared to undertake the integration process and, much as we did after our initial public offering in 1998, will hit the ground running upon receipt of regulatory approvals to complete the merger.”

New York Community Bancorp, Inc. is the $4.6 billion holding company for New York Community Bank. The Bank serves its customers through 19 traditional and 67 in-store branch offices in New York City, Long Island, Westchester and Rockland counties, Connecticut, and New Jersey, and is one of the leading multi-family mortgage lenders in the United States. Additional information about the Company is available at its web site, www.myNYCB.com.

Richmond County Financial Corp. is the $3.4 billion holding company for Richmond County Savings Bank. Together with its three divisional banks, First Savings Bank of New Jersey, Ironbound Bank, and South Jersey Savings Bank, Richmond County Savings Bank operates 15 banking offices on Staten Island, one banking office in Brooklyn, and 11 banking offices in the counties of Camden, Gloucester, Essex, Hudson, and Union, New Jersey, and a multi-family loan processing center in Jericho, Long Island. Additional information about the Company may be found at www.rcbk.com.

Safe Harbor Provisions of the Private Litigation Reform Act of 1995

Certain statements contained within this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by their reference to future periods and include, without limitation, those statements relating to the anticipated effects of the merger by and between Richmond County Financial Corp. and New York Community Bancorp, Inc. The following factors, among others, could cause the actual results of the merger to differ materially from the expectations stated in this release: the ability of the companies to obtain the required regulatory approvals of the merger; the imposition of any regulatory conditions or requirements on the merger; the ability of the companies to consummate the merger; the ability to successfully integrate the companies following the merger, including integration of data processing systems and retention of key personnel; a materially adverse change in the financial condition, operations, or projected or actual earnings of either company; the ability to fully realize the expected cost savings and revenues; the ability to realize the expected cost savings and revenues on a timely basis; and any material change in the local markets in which each company operates.

In addition, other factors that could cause the actual results of the merger to differ materially from current expectations include a change in economic conditions; changes in interest rates, deposit flows, loan demand, real estate values, and competition; changes in accounting principles, policies, or guidelines; changes in legislation and regulation; and other economic, competitive, governmental, regulatory, and technological factors affecting the companies’ operations, pricing, and services.

Except as required by applicable law or regulation, the Company undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.